

January 18, 2013

<u>Via E-mail</u>
Mr. Suketu Upadhyay
Acting Chief Financial Officer, Senior Vice President and Controller
Becton, Dickinson and Company
One Becton Drive
Franklin Lakes, New Jersey 07417

      Re: **Becton, Dickinson and Company**
                Form 10-K for the fiscal year ended September 30, 2012
                Filed November 21, 2012
                File No. 001-04802

Dear Mr. Upadhyay:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Brian Cascio for

                Martin James
                Senior Assistant Chief Accountant